Exhibit 12

Avis Budget Group, Inc.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Six Months Ended June 30,
	2012	2011
Earnings before fixed charges:
Income before income taxes	$102	$100
Plus: Fixed charges	382	270

Earnings available to cover fixed charges	$484	$370

Fixed charges(a):
Interest, including amortization of deferred financing costs	$341	$236
Interest portion of rental payments	41	34

Total fixed charges	$382	$270

Ratio of earnings to fixed charges	1.3x	1.4x

(a)

Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Six Months Ended June 30,
	2012	2011
Related to debt under vehicle programs	$156	$135
All other	185	101

	$341	$236

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